SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of April 2008

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: 17 April 2008

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 16 April 2008 -  English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

April 16, 2008 - Calgary	Trading Symbol: TSXV: VVV

Minister Makes Statement Regarding Vannessa’s Exploitation Concession

Industrias Infinito S.A. (“Infinito”), a wholly owned subsidiary of Vannessa Ventures Ltd. (the “Company”), became aware of a media report broadcast in Costa Rica on April 15, 2008 on Noticias Telenorte. In this broadcast the minister in charge of the agency responsible for mining (“MINAE”) in Costa Rica, in response to a question from a reporter, indicated that the reconfirmation of the validity of Infinito’s Exploitation Concession in respect of the Crucitas project will be granted very soon.  The Company has yet to receive formal notification of the reconfirmation.  However, as this information was made public in Spanish in Costa Rica, the Company feels it is obliged to disseminate it through its customary channels in English.

When received, this reconfirmation by MINAE, together with the approval of the modified Environmental Impact Statement (“EIS”) received on February 4, 2008 from SETENA, the environmental  department of MINAE, will be of great significance.  These are the final major approvals the Company requires to move forward with the development of the Crucitas gold project located in the underdeveloped north-central part of the country.

The Company does not expect MINAE to impose any new conditions to the Company proceeding with its detailed plan to mine both the saprolite and hardrock material at the Crucitas Project as set forth in its recently approved EIS.  However the Company will not know if there are such conditions until the formal reconfirmation is received.

Infinito has secured all the surface rights required for mine and infrastructure development and has also purchased a ball mill and SAG mill which are currently in California pending relocation to Costa Rica.  These mills are expected to be capable of processing 7,500 tonnes per day of saprolite or weathered rock which overlies the deposit area and 5,000 tonnes per day of the hardrock material which underlies the saprolite.

Caution Regarding Forward-Looking Information and Statements

Certain statements in this press release address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements.  These factors include, among others, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, the possibility that all necessary governmental and regulatory approvals will not be received, and the availability of a qualified workforce and third party contractors necessary for the development and operation of a mine. The Company undertakes no obligation to update these forward-looking information or statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking information or statements.

   John Morgan, President

   VANNESSA VENTURES LTD.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”